Rejuvenate Bio Inc
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rejuvenate Bio Inc Management

We have reviewed the accompanying financial statements of Rejuvenate Bio Inc (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
February 25, 2026

REJUVENATE BIO INC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	70,701	424,493
Grant Receivables		335,348	1,399,363
Prepaid Expense		485,694	222,173
Other Current Assets		121,823	259,330
Total Current Assets		1,013,566	2,305,359
Non-Current Assets:			
Fixed Assets, net	$	8,354	13,376
Intangible Assets, net		1,112,459	464,597
Total Non-Current Assets		1,120,813	477,973
TOTAL ASSETS	$	2,134,379	2,783,332
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	2,356,597	1,432,548
Unearned Revenue		1,477,000	-
Operating Lease Liability - ST		832,227	772,487
Incurred Cost Reserve		654,808	654,808
Convertible Notes - ST		2,485,000	-
Other Current Liabilities		289,334	209,401
Total Current Liabilities	$	8,094,966	3,069,244
Non-Current Liabilities:			
Convertible Notes - LT	$	-	2,485,000
Loans Payable		-	904,286
Operating Lease Liability - LT		5,383,366	6,215,594
Total Non-Current Liabilities	$	5,383,366	9,604,880
TOTAL LIABILITIES	$	13,478,332	12,674,124
EQUITY			
Common Stock	$	1,107	1,107
Preferred Stock		998	998
Additional Paid-in Capital		15,846,914	15,719,693
Safe Notes		7,877,500	6,527,500
Accumulated Deficit		(35,070,472)	(32,140,090)
TOTAL EQUITY	$	(11,343,953)	(9,890,792)
TOTAL LIABILITIES AND EQUITY	$	2,134,379	2,783,332

See Accompanying Notes to these Unaudited Financial Statements

REJUVENATE BIO INC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Revenue	$	-	132,522
Cost of Goods Sold		(218,824)	(2,538,815)
Gross Profit	$	(218,824)	(2,406,293)
Operating Expenses			
Research and Development	$	1,001,448	4,065,035
Compensation and Benefits		454,173	1,632,540
Advertising and Marketing		137,152	190,572
General and Administrative		849,037	3,395,730
Depreciation Expense		5,022	188,458
Amortization Expense		32,352	20,393
Operating Lease Expense		241,212	883,531
Impairment of ROU asset		-	7,069,270
Total Operating Expenses		**2,720,396**	**17,445,529**
Total Loss from Operations	$	**(2,939,220)**	**(19,851,822)**
Other Income (Expense)			
Grant Income	$	39,333	1,733,308
Other Income	$	9,531	5,768
Loss on Disposal of Fixed Assets		-	(936,618)
Interest Expense		(40,026)	(134,387)
Total Other Income (Expense)		**8,838**	**668,071**
Net Loss	**$**	**(2,930,382)**	**(19,183,751)**

See Accompanying Notes to these Unaudited Financial Statements

REJUVENATE BIO INC
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock					Total
					Additional		Accumulated	Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	Safe Notes	Deficit	Equity
Beginning balance at 1/1/23	11,045,343	1,105	9,978,614	998	15,710,837	-	(12,956,339)	2,756,601
Issuance of Common Stock	26,133	2	-	-	-	-	-	2
Additional Paid-in Capital	-	-	-	-	5,824	-	-	5,824
Stock-based Compensation	-	-	-	-	3,032	-	-	3,032
Safe Notes	-	-	-	-		6,527,500	-	6,527,500
Net income (loss)	-	-	-	-	-	-	(19,183,751)	(19,183,751)
Ending balance at 12/31/23	11,071,476	1,107	9,978,614	998	15,719,693	6,527,500	(32,140,090)	(9,890,792)
Prior Period Adjustment	-	-	-	-	4,225	-	-	4,225
Stock-based Compensation	-	-	-	-	122,996	-	-	122,996
Safe Notes	-	-	-	-	-	1,350,000	-	1,350,000
Net income (loss)	-	-	-	-	-	-	(2,930,382)	(2,930,382)
Ending balance at 12/31/24	11,071,476	1,107	9,978,614	998	15,846,914	7,877,500	(35,070,472)	(11,343,953)

See Accompanying Notes to these Unaudited Financial Statements

REJUVENATE BIO INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(2,930,382)	(19,183,751)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Stock-based Compensation		122,996	3,032
Depreciation Expense		5,022	188,458
Amortization Expense		32,352	20,393
Prior Period Adjustment		4,225	-
Impairment of ROU asset		-	7,069,270
Decrease (Increase) in:			
Grant Receivables		1,064,015	(840,737)
Prepaid Expense		(263,521)	(33,590)
Other Current Assets		137,507	244,657
Other Noncurrent Assets		-	270,240
Increase (Decrease) in:			
Accounts Payable		924,049	921,004
Unearned Revenue		1,477,000	-
Incurred Cost Reserve		-	654,808
Operating Lease Liability		(772,488)	(100,409)
Other Current Liabilities		79,933	(179,804)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		2,811,090	8,217,322
Net Cash provided by (used in) Operating Activities	$	(119,292)	(10,966,429)
INVESTING ACTIVITIES			
Proceeds from Disposal of Fixed Assets	$	-	727,092
Acquisition of Intangible Assets		(680,214)	(189,800)
Net Cash provided by (used in) Investing Activities	$	(680,214)	537,292
FINANCING ACTIVITIES			
Repayment of Loans	$	(904,286)	(1,095,714)
Proceeds from Convertible Notes		-	2,485,000
Proceeds from Safe Notes		1,350,000	6,527,500
Issuance of Stocks		-	5,826
Net Cash provided by (used in) Financing Activities	$	445,714	7,922,612
Cash at the beginning of period		424,493	2,931,018
Net Cash increase (decrease) for period	$	(353,792)	(2,506,525)
Cash at end of period	$	70,701	424,493

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	44,641	139,469
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities:
$7.8 million ROU asset recognized in 2022 as a result of entering into an operating lease.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rejuvenate Bio Inc ("the Company") was formed in Delaware on December 1, 2015. The Company is a biotechnology company focused on the development and commercialization of novel gene therapies and biologics for animal health. The Company's headquarters is located in Waltham, Massachusetts.

Its customers include animal health companies and distributors, primarily in the United States, reached through strategic partnerships. The Company's revenue to date has primarily been derived from upfront payments, milestone payments, and royalties under these partnerships, reflecting its progress in development and near-commercial programs.

The Company plans to conduct a Regulation Crowdfunding (Reg CF) offering in 2026 to advance the development and commercialization of its near-commercial programs, expand regulatory submissions, and support ongoing research activities, including preclinical studies for its pipeline programs.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company's standard credit terms are generally aligned with government contract billing requirements, with payment due upon submission of approved invoices. Credit risk is assessed individually for each contracting party, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major contracting parties.

As of December 31, 2024, grant receivables related to SBIR and STTR contracts (see Grant Receivables and Contract Assets) represented more than 10% of the total accounts receivable balance, as substantially all of the Company's receivables are due from U.S. government agencies. The Company regularly monitors concentrations of credit risk as part of its overall risk management process.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events raising substantial doubt about the Company's ability to continue as a going concern include the fact that the Company has commenced principal operations and incurred losses over the past three years through 2024, and it may continue to generate losses in the foreseeable future.

The Company's management has evaluated this condition and plans to mitigate these uncertainties by raising additional capital, pursuing strategic partnerships, and managing operating expenditures. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $70,701 and $424,493 in cash as of December 31, 2024 and December 31, 2023, respectively.

Grant Receivables and Contract Assets

Grant receivables and contract assets relate to the Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) grant arrangements described in Grants section.

Grant receivables are accounted for in accordance with ASC 606. Receivables are recognized when the Company has an unconditional right to consideration for performance completed to date. Amounts represent consideration due from U.S. government agencies under cost-reimbursable contracts.

Billed receivables represent amounts invoiced to the government for reimbursable costs incurred. Unbilled receivables represent revenue recognized in excess of amounts billed and arise when performance has occurred but billing has not yet been submitted as of the balance sheet date. These amounts are presented as contract assets under ASC 606 and are expected to be billed and collected in the ordinary course of business.

Management evaluates receivables for collectibility in accordance with ASC 326, Financial Instruments - Credit Losses. No allowance for credit losses has been recorded as of December 31, 2024 and 2023, as the Company's counterparties are U.S. government agencies and collection is considered probable.

The components of grant receivables and contract assets at December 31 are as follows:

Description	2024	2023
Billed receivables	242,492	242,492
Unbilled receivables (contract assets)	92,857	1,156,871
Total Grant Receivable	335,348	1,399,363

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expenses recorded for the years ended December 31, 2024 and 2023 amounted to $5,022 and $188,458, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is shown below:

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	22,479	22,479
Furniture and Fixtures	5	7,414	7,414
Less Accumulated Depreciation		(21,539)	(16,517)
Totals		**8,354**	**13,376**

Patents

The Company accounts for patents in accordance with Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other. Under ASC 350, costs incurred to acquire patents, including registration, filing, and legal fees, are capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the patent.

Costs related to research and development activities prior to obtaining the patent are expensed as incurred in accordance with applicable accounting guidance.

Patents are amortized over their estimated useful lives, which are generally based on the legal life of the patent or a shorter period if economic usefulness is expected to be limited. The Company amortizes its patents over 20 years. Amortization expenses related to patents totaled $32,352 and $20,393 for the years ended December 31, 2024 and 2023, respectively.

A summary of the Company's intangible assets is presented below.

Property Type	Useful Life in Years	2024	2023
Patents	20	1,275,923	595,710
Less Accumulated Amortization		(163,464)	(131,113)
Totals		**1,112,459**	**464,597**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through R&D service agreements and commercialization partnerships with animal health companies. Payments are generally billed upon completion of specified performance

obligations, resulting in accounts receivable until payment is received. No receivables remained outstanding as of December 31, 2024 and 2023.

The Company's primary performance obligation is to conduct defined research experiments or deliver agreed-upon development milestones under contractual arrangements.

As of December 31, 2024, the Company recorded current unearned revenue of $1,477,000, related to performance obligations under agreements where services have been contracted but not yet fully performed.

Grants

Grant revenue is recognized in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company's Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) awards are considered exchange transactions because the government receives research data, prototype deliverables, and technical reports in return for consideration.

Under ASC 606, the Company identifies performance obligations within each contract, which generally include prototype development and related technical data deliverables. Revenue is recognized over time as performance obligations are satisfied because the government simultaneously receives and consumes the benefits of the Company's research and development activities. Progress toward completion is measured using an input method based on costs incurred relative to total estimated costs. Management updates total estimated costs periodically and accounts for changes in estimates prospectively in the period of change and future periods, as required for cost-based input methods. Fixed fees are recognized proportionately as costs are incurred using the same cost-to-cost measure of progress.

The Company receives grants primarily from the U.S. Department of Defense, including Headquarters United States Special Operations Command, under the SBIR and STTR programs to support gene therapy prototype development and related research activities.

For the year ended December 31, 2024, the Company recognized grant revenue of $39,333, compared with $1,733,308 for the year ended December 31, 2023. The decrease in 2024 reflects the completion of certain Phase II contracts and reduced contract activity, consistent with the typical transition of SBIR/STTR projects as Phase II development efforts wind down.

Research and Development Costs

Research and development (R&D) costs represent expenses incurred in the discovery, design, and development of the Company's gene therapies and biologics for animal health. R&D costs are expensed as incurred and are not capitalized, as substantially all projects are in the pre-commercial stage and do not meet the criteria for capitalization under ASC 730, *Research and Development*. These costs include laboratory research, prototype development, preclinical studies, and other scientific and technical activities aimed at advancing the Company's pre-commercial programs.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses are operating costs not directly attributable to specific research or production activities. They consist of salaries and labor-related costs, professional fees, office supplies, travel, insurance, and other miscellaneous expenses necessary to support the Company's overall operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Stock Compensation. Share-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense ratably over the requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of certain stock options at their intrinsic value rather than fair value. Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the option's exercise price, which in some cases may result in an intrinsic value of zero and, therefore, no compensation cost.

The Company also issues stock-based compensation to non-employees, which is accounted for by reference to the guidance in ASC 718. Measurement is based on the fair value of the equity instruments issued, as this is generally more reliably measurable than the fair value of the services received, and is determined on the date when the counterparty's performance is complete or a commitment for performance has been reached. Because there is not a viable market for the Company's common stock, management is required to estimate its fair value for purposes of measuring stock-based compensation. In making this estimate, management considers recent sales of common stock to independent investors, placement agents' assessments of the value of the common shares underlying preferred stock issuances, and analyses prepared by independent valuation specialists. These estimates involve significant judgment, and actual results could differ materially from those estimates.

The fair value of equity instruments granted as compensation is recognized as expense and credited to additional paid-in capital. Stock-based compensation expenses totaled $122,996 and $3,032 for the years ended December 31, 2024 and 2023, respectively.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	1,115,084	0.36	$ -
Granted	893,000	0.37	$ -
Exercised	(26,133)	0.37	$ -
Expired/cancelled	(944,367)	0.37	
Total options outstanding, December 31, 2023	1,037,584	0.36	$ -
Granted	192,000	0.37	$ -
Exercised	-	0.37	$ -
Expired/cancelled	-	0.37	
Total options outstanding, December 31, 2024	1,229,584	0.37	$ -
Options exercisable, December 31, 2024	1,229,584	0.37	$ -

Warrants - The Company evaluates stock warrants to determine whether they should be classified as equity instruments, derivative liabilities, or other liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and other applicable guidance, based on the specific terms of each warrant agreement. Warrants that do not include cash settlement provisions, down-round protection, or other features that would require liability classification are accounted for as equity instruments. The warrants described below do not contain such features and are therefore classified in equity. Management considers the equity-based compensation expense related to warrants for 2024 and 2023 to be negligible.

A summary of warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value in $**
Outstanding at January 1, 2023	21,551	1.74	8	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	21,551	1.74	7	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	21,551	1.74	6	-
Vested and expected to vest at December 31, 2024	21,551	1.74	6	
Exercisable at December 31, 2024	21,551	1.74	6	-

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	4,704,675	2,746,461
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	11,147	54,466
Other Temporary Differences	(76,703)	1,073,861
Gross Deferred Tax Asset	**4,639,119**	**3,874,788**

Less: Valuation Allowance	(4,639,119)	(3,874,788)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $15,700,000 and $9,200,000, respectively. Federal NOLs arising after December 31, 2017 generally do not expire but are subject to an 80% of taxable income limitation. California state NOLs generally carry forward for 20 years. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code and corresponding California provisions in the event of an ownership change.

Components of Income Tax Expense (Benefit)

The components of the Company's income tax expense (benefit) for the years ended December 31, 2024 and 2023 are as follows:

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	4,639,119	3,874,788
Valuation Allowance	(4,639,119)	(3,874,788)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(615,380)	21%	(4,028,588)	21%
State taxes, net of federal benefit	(259,046)	9%	(1,695,844)	9%
Permanent differences	151,317	-5%	5,769,529	-30%
Total Income Tax Expense (benefit)	**(723,109)**	**25%**	**45,098**	**0%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the U.S. federal statutory rate of 21% is affected by state income taxes, net of the federal benefit, and other reconciling items. State taxes increase the effective tax rate relative to the federal rate, while other items reflect additional adjustments impacting the annual effective rate. The tax benefit generated from operating losses is offset by a full valuation allowance against deferred tax assets, as management has concluded that realization of such assets is not more likely than not due to cumulative losses.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and 2023, CEO Daniel Oliver and CSO Noah Davidson, who are major common stockholders holding approximately 33% and 49% of the total issued and outstanding common stock, respectively, received compensation. Daniel Oliver received $229,300 in 2024 and $262,860 in 2023, while Noah Davidson received $257,218 in 2024 and $255,048 in 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or aware of any pending or threatened litigation against it or any of its officers. The Company believes it is in substantial compliance with all relevant laws and regulations, and it addresses matters identified in the ordinary course of regulatory and contract audits, including DCAA incurred cost audits as follows:

Incurred Cost Reserve

As of December 31, 2024 and 2023, the Company has recorded a reserve of $654,808, presented under current liabilities, related to the Fiscal Year (FY) 2021 Defense Contract Audit Agency (DCAA) incurred cost submission audit. This reserve represents management's best estimate of a potential liability that may be payable to the U.S. government upon final resolution of the audit. DCAA performs audits of incurred cost submissions for

cost-type contracts to evaluate the allowability, allocability, and reasonableness of costs in accordance with the Federal Acquisition Regulation (FAR).

The FY 2021 DCAA incurred cost audit is ongoing, and DCAA is in the process of finalizing its audit procedures and related report. The timing of settlement of the FY 2021 audit will depend on the issuance of the final audit report and subsequent actions by the cognizant contracting authorities. At this time, management cannot reasonably estimate the date of completion or settlement of this matter; however, management believes the reserve represents its best estimate of the outcome based on information currently available.

Office and laboratory lease

The Company leases office and laboratory space under a non-cancellable operating lease that commenced on November 1, 2022, and expires on February 28, 2031. The monthly base rent at commencement was $81,375 and is subject to scheduled increases over the lease term.

In October 2023, the Company permanently ceased using the leased premises. The lease has not been legally terminated or amended as of December 31, 2024, and the original terms remain legally enforceable. While the landlord has re-leased the property to another tenant, the Company remains obligated for the remaining fixed lease payments, subject to any future settlement.

Management concluded that the right-of-use ("ROU") asset associated with this lease was fully impaired in 2023 due to the abandonment of the premises, resulting in an impairment loss of $7,069,270, which is included in the statement of operations. The carrying amount of the ROU asset was $0 as of December 31, 2023, and 2024.

The Company is negotiating a potential settlement with the landlord, including a proposed payment of approximately $200,000 to fully settle the remaining obligations under the lease. This proposed settlement is presented under other current liabilities in the balance sheet. As of December 31, 2024, and 2023, no binding termination or settlement agreement had been executed, and no adjustment has been recorded to reduce the lease liability. Any finalized settlement will be recognized in the period it becomes legally binding.

The following table presents information related to the Company's office and laboratory lease as of and for the year ended December 31, 2024. Although the ROU asset was fully impaired in 2023, the lease agreement remains legally enforceable, and the Company continues to recognize the related lease liability. The maturity analysis reflects the remaining undiscounted contractual lease payments under the original lease terms.

		2024
Lease expense		
Operating lease expense		241,212
Total		241,212
Other Information		
Operating cash flows from operating leases		1,013,700
Weighted-average remaining lease term in years for operating leases		6
Weighted-average discount rate for operating leases		3.7%
Maturity Analysis		Operating
	2025-12	1,043,925
	2026-12	1,075,545
	2027-12	1,107,630
	2028-12	1,141,110
	2029-12	1,175,055
	Thereafter	1,416,545
Total undiscounted cash flows		6,959,810
Less: present value discount		(744,217)
Total lease liabilities		6,215,593

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements to fund operations during 2023. The notes accrue interest at 0% per annum. Principal amounts are payable at the demand of the holders prior to conversion, with maturities in 2025. The notes are convertible into the Company's equity securities at a 20% discount to the price paid by investors in a qualifying financing.

The outstanding balance of the convertible notes was $2,485,000 as of December 31, 2024 and 2023. The full balance is classified as current as of 2024, given the notes are expected to mature in 2025.

Loans - On May 28, 2021, the Company entered into a loan agreement with Western Alliance Bank to support operations. The Company drew $2,000,000 under the Term Loan on May 24, 2022. The loan bore interest at 3.25% and was secured by substantially all of the Company's personal property, including accounts, equipment, general intangibles, and certain rights to payment from intellectual property. The loan was fully repaid during 2023.

The table below presents the Company's outstanding debts, including current and noncurrent classifications, as of and for the years ended December 31, 2024 and 2023.

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loans Payable	2,000,000	3.25%	2025	-	-	-	-	904,286	-	904,286	-
Convertible Notes	2,485,000	0%	2025	2,485,000	-	2,485,000	-	-	2,485,000	2,485,000	-
Total				2,485,000	-	2,485,000	-	904,286	2,485,000	3,389,286	-

5 Year Debt Maturities

	2025	2,485,000
	2026	-
	2027	-
	2028	-
	2029	-
	2030 and Beyond	-
Totals		2,485,000

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares under the 2015 original Articles of Incorporation, subsequently increased to 23,465,988 shares under the amended 2021 Articles of Incorporation, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 11,071,476 shares of common stock were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized preferred stock under the amended 2021 Articles of Incorporation as follows: Series A Preferred Stock: 8,045,977 shares; Series A-1 Preferred Stock: 1,050,083 shares and Series A-2 Preferred Stock: 1,166,760 shares.

The total number of shares of preferred stock the Company is authorized to issue is 10,262,820, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 9,978,614 shares of preferred stock were issued and outstanding.

Simple Agreements for Future Equity (SAFE)

During 2023 and 2024, the Company entered into multiple SAFE (Simple Agreement for Future Equity) agreements with third-party investors. The SAFE agreements have no maturity date and do not bear interest.

Under the terms of these agreements, investors have the right to receive future equity in the Company upon a qualified financing or a change of control event, typically at a 75–80% discount to the applicable price per share. Each SAFE agreement is subject to either a pre-money or post-money valuation cap, which ranged from $15 million to $80 million for agreements entered into during 2023–2024. The total principal amount of SAFEs outstanding was $7,877,500 as of December 31, 2024, and $6,527,500 as of December 31, 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 25, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through February 15, 2026, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

During 2025, the Company received additional SAFE (Simple Agreement for Future Equity) investments totaling $1,050,000. These SAFEs carry terms similar to the Company's existing SAFEs, including the right to receive shares of the Company's capital stock at a 75–80% discount to the applicable price per share upon a future equity financing. Each SAFE agreement is subject to a valuation cap, either pre-money or post-money, ranging from $15 million to $80 million.